510 Burrard St, 3rd Floor
Date: 28/09/2010	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GENCO RESOURCES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	01/10/2010
Record Date for Voting (if applicable) :	01/10/2010
Beneficial Ownership Determination Date :	01/10/2010
Meeting Date :	09/11/2010
Meeting Location (if available) :	TBD

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	368911103	CA3689111035

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GENCO RESOURCES LTD